                                               FILED PURSUANT TO RULE 424(B)(3)
                                                     REGISTRATION NO. 333-62685

                               [SportsLine LOGO]

                                1,840,023 SHARES
                                       OF
                                  COMMON STOCK
                           -------------------------

         This prospectus relates to the public offering, which is not being underwritten, of up to 1,840,023 shares of our common stock which are held by, or issuable upon the exercise of warrants (of which warrants to purchase 831,320 shares of common stock are not currently exercisable) held by, the selling stockholders identified on pages 17 and 18 of this prospectus. The selling stockholders may offer their shares of common stock through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices, or at privately negotiated prices. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

         Our common stock is quoted on the Nasdaq National Market under the symbol "SPLN." On August 30, 1999, the last sale price of the common stock as reported on the Nasdaq National Market was $24.81 per share.

                           -------------------------

      SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DESCRIPTION OF CERTAIN MATTERS THAT YOU SHOULD CONSIDER BEFORE PURCHASING OUR COMMON STOCK.

                           -------------------------

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

                 The date of this Prospectus is August 31, 1999

                             ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, the selling stockholders named in this prospectus may sell up to 1,840,023 shares of our common stock. This prospectus provides you with a general description of our common stock which the selling stockholders may offer. When the selling stockholders sell our common stock, we may provide, if necessary, a prospectus supplement that will contain specific terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains or incorporates by reference statements about our future that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact we make in this prospectus or any other document incorporated by reference are forward-looking. In some cases, you can identify these forward-looking statements by terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative of those words or other comparable terminology. In evaluating these statements, you should specifically consider various factors, including the risks outlined under the caption "Risk Factors" in this prospectus. You should pay particular attention to the cautionary statements involving our limited operating history, the unpredictability of our future revenues, the unpredictable and evolving nature of our business model, the intensely competitive market for Internet services and products and the risks associated with capacity constraints, systems development, management of growth, acquisitions and international and domestic business expansion. These factors may cause our actual results to differ materially and adversely from any forward-looking statement.

                                 --------------

                               TABLE OF CONTENTS

                                                                                                               PAGE
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
About This Prospectus.............................................................................................2
Special Note Regarding Forward Looking Statements.................................................................2
Prospectus Summary................................................................................................3
Risk Factors......................................................................................................5
Use of Proceeds..................................................................................................13
Description of Capital Stock.....................................................................................14
Selling Stockholders.............................................................................................17
Plan of Distribution.............................................................................................20
Legal Matters....................................................................................................21
Experts..........................................................................................................21
Where You Can Find More Information..............................................................................22

                                 --------------

         "SportsLine USA" is a registered service mark of SportsLine USA, Inc. Information contained on our Web sites is not part of this prospectus.


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

                               PROSPECTUS SUMMARY

         Because this is a summary, it may not contain all information that may be important to you. You should read this entire prospectus, including the information incorporated by reference and the financial data and related notes, before making an investment decision. When used in this prospectus, the terms "we," "our" and "us" refer to SportsLine USA, Inc. and not the selling stockholders.

                              SPORTSLINE USA, INC.

         We are a leading Internet-based sports media company that provides branded, interactive information and programming as well as merchandise to sports enthusiasts worldwide. cbs.sportsline.com, our flagship site on the World Wide Web, delivers real-time, in-depth and compelling sports content and programming that capitalizes on the Web's unique graphical and interactive capabilities. Our other Web sites include those devoted to the following:

-        sports superstars such as Joe Namath, Michael Jordan
         (jordan.sportsline.com), Tiger Woods (tigerwoods.com), Shaquille O'Neal (shaq.com) and Cal Ripken, Jr. (2131.com),

- specific sports such as baseball (majorleaguebaseball.com), golf (golfweb.com and pgatour.com) and cricket (cricinfo.org),

-        international sports coverage (sportsline.com/u/worldwide), and

-        electronic odds and analysis on major sports events (vegasinsider.com).

         Our objective is to become the leading Internet-based sports media company and to create a global sports brand. Accordingly, we focus exclusively on sports and distinguish ourselves from other content providers by offering innovative, timely and comprehensive sports content.

         Our products and services include:

- distribution of a broad range of up-to-date news, scores, player and team statistics and standings, photos and audio and video clips obtained from CBS and other leading sports news organizations as well as our superstar athletes,

- broadcasts of web-based real-time animated re-creations of major sporting events,

-        distribution of instant odds and picks from well-known handicappers,

- production and distribution of entertaining, interactive and original programming such as editorials and analyses from our in-house staff and freelance journalists,

- production and offerings of contests, games, fantasy league products and fan clubs, and

-        sales of sports-related merchandise and memorabilia.

         We also own and operate a state-of-the-art radio studio from which we produce all-sports radio programming which is broadcast over the Internet and on traditional radio stations.

         We were incorporated in Delaware in February 1994. Our principal executive offices are located at 6340 N.W. 5th Way, Fort Lauderdale, Florida 33309, and our telephone number is (954) 351-2120.


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


                                  THE OFFERING

 Common stock offered by the selling stockholders.............    1,840,023 (1)

 Common stock outstanding as of August 1, 1999................    23,038,881 (2)

 Use of proceeds..............................................    We will not receive any of the proceeds from
                                                                  the sale of the common stock offered in this
                                                                  prospectus.

 Nasdaq National Market Symbol................................    "SPLN"

-------------------
(1) Includes 831,320 Shares which are subject to warrants that are not currently exercisable.
(2) Excludes (a) 3,484,855 shares of common stock issuable pursuant to stock options outstanding as of August 1, 1999 (of which options to purchase approximately 609,962 shares were exercisable) with a weighted average exercise price of $17.57 per share, (b) 4,339,943 shares of common stock issuable upon the exercise of warrants outstanding as of August 1, 1999 (of which warrants to purchase approximately 1,948,911 shares were exercisable) with a weighted average exercise price of $25.62 per share, (c) 176,423 shares of common stock reserved for future grants under our stock option and stock purchase plans, and (d) 2,303,250 shares of common stock reserved for issuance upon conversion of our outstanding 5% Convertible Subordinated Notes due 2006.


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

                                  RISK FACTORS

         You should carefully consider the following factors and other information included or incorporated by reference in this prospectus before investing in our common stock.

WE HAVE ONLY BEEN OPERATING OUR BUSINESS SINCE AUGUST 1995

         We were incorporated in February 1994 and commercially introduced our first Web site in August 1995. We first recognized revenue from operations in the quarter ended September 30, 1995. Accordingly, we have a limited operating history upon which you may evaluate us. You should consider our prospects in light of the risks, expenses and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, including the Internet-based advertising, information services and commerce markets. As an early stage online content provider and commerce company, we have an evolving and unpredictable business model, we face intense competition, we must effectively manage our growth and we must respond quickly to rapid changes in customer demands and industry standards. To address these risks, we must provide compelling and original content to our users, we must maintain our existing relationships and effectively develop new relationships with advertisers, advertising agencies and other third parties, we must develop and upgrade our technology and respond to competitive developments, and we must attract, retain and motivate qualified personnel. We may not succeed in addressing these challenges and risks.

WE HAVE AN ACCUMULATED DEFICIT AND WE ANTICIPATE FURTHER LOSSES

         We have incurred significant losses since we began doing business. To date, we have achieved only limited revenue and our ability to generate significant revenue is subject to substantial uncertainty. We may not ever generate sufficient revenue to meet our expenses or achieve or maintain profitability. We incurred net losses of $16.1 million during 1996, $34.2 million during 1997, $35.5 million during 1998, and $22.5 million during the first half of 1999. As of June 30, 1999, we had an accumulated deficit of $114.9 million. We expect to continue to incur losses for at least the next 24 to 36 months.

         Since inception, we have incurred substantial costs to develop and enhance our technology, to create, introduce and enhance our service offerings, to acquire and develop content, to build traffic on our Web sites, to acquire members, to establish marketing relationships and to build an administrative organization. We intend to continue these efforts and we plan to increase our spending for marketing and for the development and acquisition of content. We have entered into various licensing, royalty and consulting agreements with content providers, vendors, athletes and sports organizations, which agreements provide for consideration in various forms, including issuance of warrants to purchase shares of our common stock and payment of royalties, bounties and certain other guaranteed amounts on a per member and/or a minimum dollar amount basis over terms ranging from one to ten years. Additionally, some of these agreements provide for a specified percentage of advertising and merchandising revenue to be paid to the athlete or organization from whose Web site the revenue is derived. As of June 30, 1999, the minimum guaranteed payments we were required to make under such agreements were $11,000,000. Our minimum guaranteed payments are subject to reduction in the case of certain agreements based upon the appreciation of warrants issued, the value of stock received on exercise of such warrants and the amount of profit sharing earned under the related agreements. Also, we recorded non-cash expense of $12,000,000 and $6,953,000 for the year ended December 31, 1998 and the six months ended June 30, 1999, respectively, related to our agreement with CBS and will record an additional $153,145,000 of non-cash expense over the remaining term of our agreement with CBS. Additionally, as of June 30, 1999, non-cash expense under our agreement with AOL will total $19,406,000 over the remaining term of that agreement.

OUR QUARTERLY RESULTS MAY FLUCTUATE AND OUR FUTURE REVENUES ARE UNPREDICTABLE AND MAY BE SEASONAL

         Due to our limited operating history and the unpredictability of our industry, we cannot accurately forecast our revenue. Our revenues for the foreseeable future will continue to come from a mix of advertising, merchandise sales, membership and premium service fees, content licensing, Web site development and syndication fees. We are likely to experience fluctuations in quarterly revenue and operating results due to the level of advertising


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revenue within each quarter. We base our current and future expense levels on our investment plans and estimates of future revenues. Our expenses are to a large extent fixed. We may not be able to adjust our spending quickly if our revenues fall short of our expectations.

         Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, including:

-        the level of usage of the Internet,

-        the level of traffic on our Web sites,

-        demand for Internet advertising,

-        seasonal trends in both Internet usage and advertising placements,

-        the addition or loss of advertisers,

-        the advertising budgeting cycles of individual advertisers,

- the number of users that purchase memberships, merchandise or premium services,

- the amount and timing of capital expenditures and other costs relating to the expansion of our operations,

-        the introduction of new sites and services by us or our competitors,

-        price competition or pricing changes in the industry, and

- general economic conditions and economic conditions specific to the Internet, electronic commerce and online media.

         Furthermore, we expect that our revenue will be higher leading up to and during major U.S. sports seasons and lower at other times of the year, particularly during the summer months. In addition, the effect of such seasonal fluctuations in revenue could be enhanced or offset by revenue associated with major sports events, such as the Olympics and World Cup events, although such events do not occur every year. We believe that advertising sales in traditional media, such as television, generally are lower in the first and third calendar quarters of each year, and that advertising expenditures fluctuate significantly with economic cycles. Depending on the extent to which the Internet is accepted as an advertising medium, seasonality and cyclicality in the level of Internet advertising expenditures could become more pronounced in which case our revenues may be affected by such seasonal and cyclical patterns.

         Due to all of the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is possible that our operating results may fall below the expectations of securities analysts or investors in some future quarter which would likely cause the trading price of our common stock to decline.

WE ARE DEPENDENT UPON OUR RELATIONSHIP WITH CBS TO EXECUTE OUR BUSINESS PLAN

         In March 1997, we entered into a five-year agreement with CBS, pursuant to which our flagship Web site was renamed "cbs.sportsline.com." We amended our agreement with CBS in February 1999 to extend the term through 2006. Over the term of the agreement, we have the right to use certain CBS logos and television-related sports content and will receive extensive network television advertising and on-air promotions. This network television advertising and on-air promotions, as well as the association of our brand with CBS, are important elements of our strategy to increase awareness of the SportsLine brand and build traffic on our Web sites. Under the agreement, CBS has the right to receive specified percentages of our net revenues. The agreement requires us to maintain and operate our flagship Web site, cbs.sportsline.com, in accordance with certain guidelines and restrictions and to cease using any content on cbs.sportsline.com which CBS determines conflicts, interferes with or is detrimental to CBS's reputation or business or which becomes subject to any third party restriction or claim which would prohibit, limit or restrict the use of such content on the Internet. CBS has the right to terminate the


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agreement upon the acquisition by a CBS competitor of 40% or more of the voting power of our equity securities or in certain other circumstances, including if we breach a material term or condition or the agreement or if we become insolvent or subject to bankruptcy or similar proceedings.

         We cannot assure you that CBS will perform its obligations under the agreement, or that the agreement will significantly increase consumer awareness of our brand or build traffic on our Web sites. Any failure of CBS to perform its material obligations under the agreement, or the termination of the agreement prior to the end of its term, would have a material adverse effect on our business, results of operations and financial condition.

WE RELY ON OTHER STRATEGIC RELATIONSHIPS IN ORDER TO EXECUTE OUR BUSINESS PLAN

         In addition to our relationship with CBS, we have entered into other strategic relationships with sports superstars and personalities, sports organizations, commercial online services (such as AOL), third party Web sites (such as Excite, Netscape and InfoSpace) and developers of browsers and other Internet-based products. We rely on these relationships to increase awareness of our brand among consumers, to create revenue opportunities and to obtain content for our Web sites. We cannot assure you that a party to any of our strategic agreements will perform its obligations as agreed or that we will be able to specifically enforce any such agreement. Many of the these strategic agreements are short-term in nature and certain of these agreements may be terminated by either party on short notice. Our failure to maintain or renew these existing strategic relationships, to establish additional strategic relationships or to fully capitalize on any such relationship could have a material adverse effect on our business, results of operations and financial condition.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY

         The market for Internet services and products is relatively new, intensely competitive and rapidly changing. Since the Internet's commercialization in the early 1990's, the number of Web sites on the Internet competing for consumers' attention and spending has proliferated with no substantial barriers to entry, and we expect that competition will continue to intensify. Competition could result in less user traffic to our Web sites, price reductions for our advertising, reduced margins or loss of market share, any of which would have a material adverse effect on our business, results of operations and financial condition.

         We compete for advertisers, viewers, members, content providers, merchandise sales and rights to sports events with the following categories of companies:

- online services or Web sites targeted to sports enthusiasts generally (such as ESPN.com, CNN and Sports Illustrated's CNN/SI and Fox Sports) or to enthusiasts of particular sports (such as Web sites maintained by the NFL, the NBA and the NHL),

- publishers and distributors of traditional off-line media (such as television, radio and print), including those targeted to sports enthusiasts, many of which have established or may establish Web sites,

- general purpose consumer online services such as AOL and Microsoft Network, each of which provides access to sports-related content and services,

- vendors of sports information, merchandise, products and services distributed through other means, including retail stores, mail, facsimile and private bulletin board services, and

- Web search and retrieval services and portals, such as AltaVista, Excite, InfoSeek, Lycos, Netscape and Yahoo!, and other high-traffic Web sites.

         Our ability to compete depends on many factors, many of which are outside of our control. These factors include the quality of content provided by us and by our competitors, the ease of use of services developed either by us or by our competitors, the timing and market acceptance of new and enhanced services developed either by us or by our competitors, and sales and marketing efforts by us and our competitors.

         Based on our review of publicly available documents, we believe some of our existing competitors, as well


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

as potential new competitors, have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and substantially larger user or membership bases than we do. This may allow them to devote greater resources than we can to the development and promotion of their services. In addition, some of these competitors may be able to respond more quickly than us to new or emerging technologies and changes in Internet user requirements and to devote greater resources than us to the development, promotion and sale of their services. There can be no assurance that our current or potential competitors will not develop products and services comparable or superior to those developed by us or adapt more quickly than us to new technologies, evolving industry trends or changing Internet user preferences. In addition, as we expand internationally we are likely to face new competition. There can be no assurance that we will be able to compete successfully against current and future competitors, or that competitive pressures would not have a material adverse effect on our business, results of operations and financial condition.

WE ARE DEPENDENT ON CERTAIN CONTENT PROVIDERS AND ARE REQUIRED TO MAKE SIGNIFICANT PAYMENTS TO SUCH CONTENT PROVIDERS

         We rely on independent content providers for sports news, scores, statistics and other sports information. Our future success depends, in significant part, on our ability to maintain and renew our relationships with these content providers and to build new relationships with other content providers. Our agreements with content providers generally are short-term and may be terminated by the content provider if we fail to fulfill our obligations under the applicable agreement. Some of our content providers compete with one another and, to some extent, with us for advertising and members. Termination of one or more significant content provider agreements would decrease the availability of sports news and information which we can offer our customers and could have a material adverse effect on our business, results of operations and financial condition.

         Most of our agreements with content providers are nonexclusive, and many of our competitors offer, or could offer, content that is similar or the same as that obtained by us from such content providers. In addition, the growing reach and use of the Internet have further intensified competition in this industry. Consumers have gained free access to certain information provided directly on the Internet by certain content providers. To the extent that content providers, including but not limited to our current suppliers, provide information to users at a lower cost than us or at minimal or no cost, our business, results of operations and financial condition could be materially adversely affected.

         Fees payable to content providers constitute a significant portion of our cost of revenue. There can be no assurance that these content providers will enter into or renew agreements with us on the same or similar terms as those currently in effect. If we are required to increase the fees payable to our content providers, such increased payments could have a material adverse effect on our business, results of operations and financial condition.

EFFECTIVELY MANAGING OUR GROWTH MAY BE DIFFICULT

         We have rapidly and significantly expanded our operations and anticipate that significant expansion of our operations will continue to be required in order to address potential market opportunities. This growth is likely to place a significant strain on our management, operational and financial resources and systems. To manage our growth, we must implement systems and train and manage our employees. In addition, it may become necessary to increase the capacity of our software, hardware and telecommunications systems on short notice. We cannot assure you that our management will be able to effectively or successfully manage our growth.

OUR ACQUISITION STRATEGY HAS CERTAIN RISKS

         Our acquisition strategy is subject to the following risks:

- we may not be able to identify additional suitable acquisition candidates available for sale at reasonable prices,

- acquisitions may cause a disruption in our ongoing business, distract our management and other resources and make it difficult to maintain our standards, controls and procedures,


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-        we may not be able to consummate any acquisition or successfully integrate services, products and personnel of any acquisition into our operations,

- we may acquire companies in markets in which we have little experience, and

- we may be required to incur debt or issue equity securities, which may be dilutive to existing shareholders, to pay for acquisitions.

OUR STRATEGY TO EXPAND INTERNATIONALLY HAS CERTAIN RISKS

         We plan to continue to expand our business internationally and expect that our international operations will be subject to most of the risks inherent in our business generally. We can not assure you that revenue from international operations will increase in the future or that operating losses will not be incurred from such operations. In addition, there are certain risks inherent in doing business in international markets, such as:

-        changes in regulatory requirements, tariffs and other trade barriers,

-        fluctuations in currency exchange rates,

-        potentially adverse tax consequences,

-        difficulties in managing or overseeing foreign operations, and

- differences in consumer preferences and requirements in different markets.

WE MAY NOT BE ABLE TO PROTECT OUR PROPRIETARY RIGHTS AND WE MAY INFRINGE THE PROPRIETARY RIGHTS OF OTHERS

         Proprietary rights are important to our success and competitive position. In 1996, we were issued a United States trademark registration for our former SportsLine USA logo. We have applied to register in the United States our current SportsLine USA logo and a number of other marks, several of which include the term "SportsLine USA." We have filed applications to register "SportsLine" marks in Australia, the United Kingdom and other countries. We can not assure you that we will be able to secure adequate protection for these trademarks in the United States or in foreign countries. Although we seek to protect our proprietary rights, our actions may be inadequate to protect any trademarks and other proprietary rights or to prevent others from claiming violations of their trademarks and other proprietary rights. In addition, effective copyright and trademark protection may be unenforceable or limited in certain countries, and the global nature of the Internet makes it impossible to control the ultimate destination of our work. We also license content from third parties and it is possible that we could become subject to infringement actions based upon the content licensed from those third parties. We generally obtain representations as to the origin and ownership of such licensed content; however, this may not adequately protect us. Any of these claims, with or without merit, could subject us to costly litigation and divert the attention of our technical and management personnel.

OUR BUSINESS IS AT RISK OF SYSTEM FAILURES, DELAYS AND INADEQUACY

         The performance of our Web sites is critical to our reputation and ability to attract and retain users, advertisers and members. Services based on sophisticated software and computer systems often encounter development delays and the underlying software may contain undetected errors or failures when introduced. Any system error or failure that causes interruption in availability or an increase in response time could result in a loss of potential or existing users, advertisers or members and, if sustained or repeated, could reduce the attractiveness of our Web sites to users and advertisers. A sudden and significant increase in the number of users of our Web sites also could strain the capacity of the software, hardware or telecommunications systems we deploy, which could lead to slower response time or system failures. In addition, if the number of Web pages or users of our Web sites increases substantially, our hardware and software infrastructure may not be able to adequately handle the increased demand. Our operations also are dependent upon receipt of timely feeds and computer downloads from content providers, and any failure or delay in the transmission or receipt of such feeds and downloads, whether on


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account of our system failure, our content providers, the public network or otherwise, could disrupt our operations. Any failure or delay that causes interruptions in our operations could have a material adverse effect on our business, results of operations and financial condition.

OUR SUCCESS IS DEPENDENT ON OUR KEY PERSONNEL

         Our future success depends, in part, upon the continued service of our senior management and other key personnel. Although we are the beneficiary of a key man life insurance policy covering Michael Levy, our President and Chief Executive Officer, and in June 1998 we entered into an employment agreement with Mr. Levy which continues in effect through December 31, 2003, the loss of his services or the services of one or more of our other executive officers or key employees could have a material adverse effect on our business, results of operations and financial condition. Our future success also depends on our continuing ability to attract and retain highly qualified technical, editorial and managerial personnel. Competition for such personnel is intense, and we have, at times, experienced difficulties in attracting the desired number of such individuals.

OUR BUSINESS DEPENDS ON THE GROWTH OF THE INTERNET

         Our market is new and rapidly evolving. Our success is highly dependent upon continued growth in the use of the Internet generally and, in particular, as a medium for advertising, information services and commerce. Internet usage may be inhibited for a number of reasons, such as:

- the Internet infrastructure may not be able to support the demands placed on it, and its performance and reliability may decline as usage grows,

- security and authentication concerns with respect to the transmission over the Internet of confidential information, such as credit card numbers, and attempts by unauthorized computer users, so-called hackers, to penetrate online security systems,

- privacy concerns, including those related to the ability of web sites to gather user information without the user's knowledge or consent, and

-        the lack of availability of cost-effective, high-speed services.

         If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth or its performance or reliability may decline. In addition, Web sites may from time to time experience interruptions in service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays frequently occur in the future, Internet usage, as well as usage of our Web sites, could be adversely affected.

ADOPTION OF THE INTERNET AS AN ADVERTISING MEDIUM IS UNCERTAIN

         Our business, results of operations and financial condition would be materially adversely affected if the Internet advertising market develops more slowly than we expect or if we are unsuccessful in increasing our advertising revenues. We derive a substantial portion of our revenue from the sale of advertisements on our Web sites. Since the Internet advertising market is new and rapidly evolving, we cannot yet gauge its effectiveness as compared to traditional advertising media.

         The adoption of Internet advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information and advertising products and services. Advertisers that have traditionally relied upon other advertising media may be reluctant to advertise on the Internet. These businesses may find Internet advertising to be less effective than traditional advertising media for promoting their products and services. Many potential advertisers have little or no experience using the Internet for advertising purposes. Consequently, they may allocate only limited portions of their advertising budgets to Internet advertising.


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         Advertisers may not advertise on our Web sites or may pay less for advertising on our Web sites if they do not believe that they can reliably measure the effectiveness of Internet advertising or the demographics of the user viewing their advertisements. We use both internal measurements and measurements provided to us by third parties. If these third parties are unable to continue to provide these services, we would have to perform them ourselves or obtain them from another provider. This could cause us to incur additional costs or cause interruptions in our business while we are replacing these services. In addition, we are implementing additional systems designed to record demographic data on our users. If we do not implement these systems successfully, we may not be able to accurately evaluate the demographic characteristics of our users. Moreover, "filter" software programs that limit or prevent advertising from being delivered to an Internet user's computer are available. Widespread adoption of this software could adversely affect the commercial viability of Internet advertising.

         To the extent that minimum guaranteed impression levels are not met ratably over the contract period, we defer recognition of the corresponding pro-rata portion of the revenues related to such unfulfilled obligation until the guaranteed impression levels are achieved. Advertising based on impressions, or the number of times an advertisement is delivered to users, comprises virtually all of our current revenues. To the extent that minimum impression levels are not achieved for any reason, we may be required to provide additional impressions after the contract term, which would reduce our advertising inventory.

         Our revenues could be adversely affected if we are unable to adapt to other Internet advertising pricing models that are adopted as industry standard. It is difficult to predict which, if any, pricing models for Internet advertising will emerge as the industry standard. This makes it difficult to project our future advertising rates and revenues.

WE MAY NOT BE ABLE TO ADAPT AS INTERNET TECHNOLOGIES AND CUSTOMER DEMANDS CONTINUE TO EVOLVE

         To be successful, we must adapt to rapidly changing Internet technologies by continually enhancing our Web sites and introducing new services to address our customers' changing demands. We could incur substantial costs if we need to modify our services or infrastructure in order to adapt to changes affecting providers of Internet services. Our business, results of operations and financial condition could be materially adversely affected if we incurred significant costs to adapt, or cannot adapt, to these changes.

CONCERNS REGARDING SECURITY OF TRANSACTIONS AND TRANSMITTING CONFIDENTIAL INFORMATION OVER THE INTERNET

         A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information. We cannot assure you that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the algorithms we use to protect customer transaction data. If any such compromise of our security were to occur it could have a material adverse effect on our business, results of operations and financial condition. If someone is able to circumvent our security measures, such person could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet generally, and the Web in particular, especially as a means of conducting commercial transactions. To the extent that our activities or the activities of third party contractors involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could expose us to a risk of loss or litigation and possible liability. We cannot assure you that our security measures will prevent security breaches or that failure to prevent such security breaches would not have a material adverse effect on our business, results of operations and financial condition.

REGULATORY AND LEGAL UNCERTAINTIES COULD HARM OUR BUSINESS

         Any new law or regulation pertaining to the Internet, or the application or interpretation of existing laws, could decrease the demand for our service, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition. There is, and will be, an increasing number of laws and regulations pertaining to the Internet. These laws or regulations may relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing.

         Our contests and sweepstakes may be subject to state and federal laws governing lotteries and gambling. We seek to design our contest and sweepstakes rules to fall within exemptions from such laws and restricts participation to individuals over 18 years of age who reside in jurisdictions within the United States and Canada in which the contests and sweepstakes are lawful. We cannot assure you that our contests and sweepstakes will be exempt from such laws or that the applicability of such laws to us would not have a material adverse effect on our business, results of operations and financial condition.

WE MAY BE LIABLE FOR THE CONTENT WE MAKE AVAILABLE ON THE INTERNET

         We may be subject to legal claims relating to the content we make available on our Web sites, or the downloading and distribution of such content. For example, persons may bring claims against us if material that is inappropriate for viewing by young children can be accessed from our Web sites. Claims could also involve such matters as defamation, invasion of privacy and copyright infringement. Providers of Internet products and services have been sued in the past, sometimes successfully, based on the content of material. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed. Any costs or imposition of liability that is not covered by insurance or in excess of insurance coverage could have a material adverse effect on our business, results of operations and financial condition. Implementing measures to reduce our exposure to this liability may require us to spend substantial resources and limit the attractiveness of our service to users.

OUR SYSTEMS MAY NOT BE YEAR 2000 COMPLIANT

         We utilize a significant number of computer software programs and operating systems across our entire organization, including applications used in operating our various Web sites, member services, e-commerce, and various administrative and billing functions. To the extent that our software applications contain source codes that are unable to appropriately interpret the upcoming calendar year 2000, some level of modification, or even possible replacement of such applications may be necessary.

         We have retained a consulting firm to help assess our Year 2000 compliance. The assessment is currently being conducted in four phases, the first two of which have been completed. During Phase One, we analyzed facilities, applications, network, distributed computing, infrastructure, and data in order to determine the size, scope, and complexity of our exposure to Year 2000. During Phase Two, specific strategies required to bring exposure areas into compliance were formulated. Additionally, during Phase Two, we began interviewing hardware, software, market feed, and firmware vendors for Year 2000 compliance plans. The results of the first and second phases were used to develop a compliance/renovation approach, budget, and project plan which includes an analysis of compliance strategies, cost parameters and timelines. During Phase Three, which is currently in process, we will complete the renovations of software and applications, implement hardware patches, develop project contingencies and complete final testing. Phase Four will complete the process with the development of a contingency plan for any hardware or software failure. We expect to be substantially Year 2000 compliant by the end of August 1999 with respect to our mission-critical computing infrastructure, associated applications, and strategic vendors/suppliers.

         The costs we incurred during 1998 to address Year 2000 compliance were approximately $143,750. Through June 30, 1999, we had incurred approximately $500,000 in direct costs during 1999 and expect to incur an additional $100,000 to support our compliance initiatives. Although we expect to be Year 2000 compliant on or before December 31, 1999, we cannot assure you that we will not experience serious unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in our internal systems or by failures of our vendors and partners to address their Year 2000 issues in a timely and effective manner.

         Should miscalculations or other operational errors occur as a result of the Year 2000 issue, we, or the parties on which we depend, may be unable to produce reliable information or to process routine transactions. Furthermore, in the worst case, we, or the parties on which we depend, may, for an extended period of time, be incapable of conducting critical business activities which include, but are not limited to, the production and delivery of our Internet sites, invoicing customers and paying vendors, which could have a material adverse effect on our business, prospects, financial condition and operating results.

WE MAY NOT BE ABLE TO ACQUIRE OR MAINTAIN EFFECTIVE WEB ADDRESSES

         We hold rights to various Web domain names, including "cbs.sportsline.com," "golfweb.com" and "vegasinsider.com," among others. Governmental agencies typically regulate domain names. These regulations are subject to change. We may not be able to acquire or maintain appropriate domain names in all countries in which we do business. Furthermore, regulations governing domain names may not protect our trademarks and similar proprietary rights. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or diminish the value of our trademarks and other proprietary rights.

THE PRICE OF OUR COMMON STOCK IS HIGHLY VOLATILE

         The trading price of our common stock fluctuates significantly. For example, during the 52-week period ended June 30, 1999, the reported closing price of our common stock on the Nasdaq National Market was as high as $57.81 and as low as $7.69. The trading price of the common stock may fluctuate in response to a number of events and factors, such as:

-        quarterly variations in operating results,

-        announcements of technological innovations,

- new services, products and strategic developments by us or our competitors,

- changes in financial estimates or recommendations by securities analysts, and

-        the operating and stock price performance of other companies.

         In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of companies within certain industry groups such as technology companies and Internet-related companies in particular, and that often has been unrelated to the operating performance of such companies. These broad market fluctuations may materially adversely affect the trading price of our common stock, regardless of our operating performance.

                                USE OF PROCEEDS

         All net proceeds from the sale of the shares of our common stock will go to the shareholders who offer and sell their shares. Accordingly, we will not receive any of the proceeds from the sales of the shares of our common stock. However, we could receive up to approximately $36.8 million upon exercise of all of the warrants (of which there is no assurance), which will be used for working capital and other general corporate purposes.

                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock consists of 200,000,000 shares of common stock, $.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. The following statements are brief summaries of certain provisions relating to our capital stock contained in our Certificate of Incorporation and Bylaws and in the laws of Delaware.

COMMON STOCK

         As of August 1, 1999, there were 23,038,881 shares of our common stock outstanding. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

PREFERRED STOCK

         As of August 1, 1999, we had no shares of preferred stock outstanding. Our Board of Directors is authorized, without further shareholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. We have no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

         Certain of our security holders are entitled to require us to register under the Securities Act, up to a total of approximately 10.1 million shares of our common stock (including 1.4 million shares of our common stock which is issuable upon the exercise of warrants). In the event we propose to register any of our securities under the Securities Act at any time, these security holders, subject to certain exceptions, have the right to include their shares in the registration. In addition, some of these security holders also have the right, subject to certain conditions and limitations, to require us to prepare and file a registration statement under the Securities Act with respect to their shares. We are generally required to bear the expenses of all these registrations, except underwriting discounts and commissions.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

         We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who acquired 15% or more the corporation's outstanding voting stock without the prior approval of the corporation's board of directors) for three years following the date that such stockholder became an "interested stockholder." A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not "opted out" of the provisions of Section 203.

         In addition, certain provisions of our Certificate of Incorporation and Bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

                  Classified Board of Directors. Our Board of Directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of our directors will be elected each year. These provisions, when coupled with the provision of our Certificate of Incorporation authorizing only the Board of Directors to fill vacant directorships or increase the size of the Board of Directors, may deter a shareholder from removing incumbent directors and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

                  Shareholder Action; Special Meeting of Shareholders. Our Certificate of Incorporation provides that shareholders may not take action by written consent, but only at duly called annual or special meetings of shareholders. Our Certificate of Incorporation further provides that special meetings of our shareholders may be called only by the Chairman of the Board of Directors or a majority of the Board of Directors.

                  Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our Bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders, must provide timely notice in writing. To be timely, a shareholder's notice must be delivered to or mailed and received at our principal executive offices, not less than 120 days nor more than 150 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year's annual meeting. For example, the date of the notice for our 1999 Annual Meeting is May 14, 1999. Accordingly, a shareholder's notice to bring business before our 2000 Annual Meeting must be received by us by January 17, 2000. Our Bylaws also specify certain requirements for a shareholder's notice to be in proper written form. These provisions may preclude shareholders from bringing matters before the shareholders at an annual meeting or from making nominations for directors at an annual meeting.

                  Authorized But Unissued Shares. The authorized but unissued shares of our common stock and preferred stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock may enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our management.

         Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our Certificate of Incorporation requires the affirmative vote of the holders of at least 80% of the combined voting power of the outstanding shares of our capital stock entitled to vote for the election of directors to amend or repeal any of the provisions of our Certificate of Incorporation listed above. This 80% shareholder vote is also required to amend or repeal any of the provisions of our Bylaws listed above, although these Bylaws provisions may also be amended or repealed by a majority vote of the entire Board of Directors. This 80% shareholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might be outstanding at the time any such amendments are submitted to stockholders.

LIMITATION OF LIABILITY AND INDEMNIFICATION

         Delaware law authorizes a Delaware corporation to eliminate or limit the personal liability of a director to the corporation and its stockholders for monetary damages for breach of certain fiduciary duties as a director. We believe that such a provision is beneficial in attracting and retaining qualified directors, and accordingly our Certificate includes a provision eliminating liability for monetary damages for any breach of fiduciary duty as a director, except as provided under Delaware law. Pursuant to Delaware law, our directors are not insulated from liability for breach of their duty of loyalty (requiring that, in making a business decision, directors act in good faith and in the honest belief that the action was taken in the best interest of the corporation), or for certain other claims. The foregoing provisions of our Certificate may reduce the likelihood of success of derivative litigation against directors for breaches of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our common stock is BankBoston, c/o EquiServe LP, Canton, Massachusetts.

                              SELLING STOCKHOLDERS

         The following table sets forth, as of August 2, 1999, the name of each selling stockholder, the number of shares of our common stock beneficially owned by such selling stockholder, the number of shares that may be offered for sale from time to time by each selling stockholder pursuant to this prospectus, and the number of shares of common stock to be held by each selling stockholder assuming the sale of all of the shares offered hereby. Included in the table below are 831,320 shares subject to warrants that are not currently exercisable. Except as indicated below, none of the selling stockholders has held any position or office (other than a non-officer employment relationship) or had a material relationship with us or any of our affiliates (other than as a result of the ownership of our common stock) within the past three years. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

                                                       SHARES BENEFICIALLY OWNED   SHARES WHICH    SHARES BENEFICIALLY OWNED
                                                        PRIOR TO THE OFFERING(1)   MAY BE SOLD       AFTER THE OFFERING (2)
                                                        -----------------------    PURSUANT TO      -----------------------
NAME OF SELLING STOCKHOLDER                               NUMBER        PERCENT   THIS PROSPECTUS     NUMBER      PERCENT
---------------------------                             -----------    --------  -----------------  ----------  -----------
Gary Allen (3).....................................             366        *             366             --           --
America Online, Inc. (4)...........................       1,000,000      4.3%        900,000        550,000          2.4%
Leonard Armato (5).................................          73,000        *          73,000             --           --
Arnold Palmer Enterprises..........................          10,000        *          10,000             --           --
Brian Aspland (3)..................................             440        *             440             --           --
Brian P. Axe (3)...................................              52        *              52             --           --
Steven Bennet (3)..................................               5        *               5             --           --
Big Sky, Inc.......................................          20,000        *          20,000             --           --
Bruce Binkow (5)...................................          18,000        *          18,000             --           --
Fred Boyce (3).....................................               5        *               5             --           --
Bradley Holdings Ltd (3)...........................           3,518        *           3,518             --           --
William and Susan Brockley (3).....................              17        *              17             --           --
The Bulkeley Family Trust (3)......................              88        *              88             --           --
Christopher Zane Bulkely (3).......................              17        *              17             --           --
Geoffrey Spalding Bulkely (3)......................              17        *              17             --           --
Virginia Conaway Bulkeley (3)......................              17        *              17             --           --
Vincent and Susan Butler (3).......................              17        *              17             --           --
Douglas and Debra Chapin (3).......................              17        *              17             --           --
Arthur A Ciocca Living Trust (3)...................           1,759        *           1,759             --           --
Ed DeBartolo.......................................          28,000        *          28,000             --           --
Michael & Yvonne Deggelman (3).....................             440        *             440             --           --
Chieko Eguchi (3)..................................               5        *               5             --           --
ETW Corp. (5)......................................          60,000        *          60,000             --           --
Kevin Grant (3)....................................             440        *             440             --           --
Sherman R. Hall III and Jane W. Hall (3)...........              88        *              88             --           --
Yuji Hashiba (3)...................................              25        *              25             --           --
Herst Family Revocable Trust (3)...................             440        *             440             --           --
Ann Hinman (3).....................................               8        *               8             --           --
George and Ann Hinman (3)..........................               9        *               9             --           --
Harvey D. Hinman (3)...............................              44        *              44             --           --
Margaret S. Hinman (3).............................              44        *              44             --           --
Marguerite B. Hinman (3)...........................              17        *              17             --           --
Sarah P. Hinman (3)................................              17        *              17             --           --
Charles A. and Christina A. Holloway (3)...........              53        *              53             --           --
Stuart F. Holloway (3)                                           17        *              17             --           --
Jens Hoeffinger (3)................................              24        *              24             --           --
Joshua M. Homik (3)................................              25        *              25             --           --
Yves Huin (3)......................................              54        *              54             --           --
Javier Ramon Martin Infante (3)....................              25        *              25             --           --
International Management Group (5).................          62,657        *          62,657             --           --


                                                       SHARES BENEFICIALLY OWNED   SHARES WHICH    SHARES BENEFICIALLY OWNED
                                                        PRIOR TO THE OFFERING(1)   MAY BE SOLD       AFTER THE OFFERING (2)
                                                        -----------------------    PURSUANT TO      -----------------------
NAME OF SELLING STOCKHOLDER                               NUMBER        PERCENT   THIS PROSPECTUS     NUMBER      PERCENT
---------------------------                             -----------    --------  -----------------  ----------  -----------
Michael Jordan (5).................................         160,000        *         160,000             --           --
Keyshawn Johnson...................................           1,900        *           1,900             --           --
Ken and Kris Keller (3)............................               5        *               5             --           --
Jack Kemp..........................................           7,000        *           7,000             --           --
Kevin Klier (3)....................................           6,508        *              --             --           --
Lee Kolligian......................................           4,550        *           4,550             --           --
Jay S. and Gabrielle Kunin (3).....................             711        *             711             --           --
Paul Lego (3)......................................             440        *             440             --           --
Carl Linde (3).....................................             690        *             690             --           --
Lisa L. Enterprises, Inc. (5)......................          17,000        *          17,000             --           --
Thomas Loeffler....................................             500        *             500             --           --
Management Plus Enterprises (5)....................           3,000        *           3,000             --           --
Courtney A. Mares (3)..............................               5        *               5             --           --
David J. Momhinweg II (3)..........................              25        *              25             --           --
Virginia Moschetta (3).............................             255        *             255             --           --
Joe Namath.........................................         162,500        *          62,500        100,000            *
Tatiana Namath.....................................          37,500        *          37,500             --           --
Harold Naparst (3).................................             440        *             440             --           --
National Football League Players Incorporated (5)..          17,000        *          17,000             --           --
Shaquille O'Neal (5)...............................          72,000        *          72,000             --           --
Edward Pattermann (3)..............................          16,751        *          16,751             --           --
Pente Venture Trust (3)............................               7        *               7             --           --
PGA Interactive LLC (5)............................          45,320        *          45,320             --           --
Pistol Pete, Inc...................................           8,500        *           8,500             --           --
Carmen Policy (5)..................................          28,000        *          28,000             --           --
Gabrielle Reece....................................          10,000        *          10,000             --           --
Jerry Rice.........................................           4,000        *           4,000             --           --
David Schofman (6).................................          10,062        *          10,062             --           --
Monica Seles.......................................           5,000        *           5,000             --           --
Michael Schmidt....................................          10,000        *          10,000             --           --
Shapiro  Family Revocable Trust (3)................             440        *             440             --           --
Robert S. Shepard (3)..............................              17        *              17             --           --
Stephen H. Shepard, Jr. (3)........................              17        *              17             --           --
Stephen H. and Susanne Shepard Family Trust (3)....              44        *              44             --           --
James Simpson......................................             440        *             440             --           --
Sports Byline USA..................................             500        *             500             --           --
Stanford University (3)............................           4,000        *           4,000             --           --
Alice Stipak (3)...................................               5        *               5             --           --
Michael and Ann Stoner (3)                                       17        *              17             --           --
Kaori Takamura (3).................................               5        *               5             --           --
James Da Cheng Tang (3)............................             214        *             214             --           --
Tufton Group.......................................          10,000        *          10,000             --           --
Cynthia Typaldos (3)...............................          11,337        *          11,337             --           --
Gary Uberstine (5).................................          14,000        *          14,000             --           --
James Walsh (7)....................................         160,000        *          80,000         80,000            *
Bill Walton........................................           6,000        *           6,000             --           --
Joyce Weaver (3)...................................              54        *              54             --           --
William Morris Agency..............................          10,000        *          10,000             --           --
Craig Yates (3)....................................               5        *               5             --           --

--------------
*  Less than 1% of the outstanding common stock.

(1) Except as otherwise indicated, such beneficial owners have sole voting and investment power with respect to all shares of common stock owned by them, except to the extent such power may be shared with a spouse.
(2) Assumes that each selling stockholder will sell all of the shares set forth above under "Shares Which May Be Sold Pursuant to This Prospectus." There can be no assurance that the selling stockholders will sell all or any of the shares offered hereunder.
(3) Reflects shares issued by us in connection with our acquisition of GolfWeb.
(4) Reflects 550,000 shares held of record by AOL and 450,000 shares subject to presently exercisable warrants held by AOL. Excludes 450,000 shares issuable upon exercise of warrants not exercisable within 60 days. Pursuant to the AOL Agreement, only the shares issuable upon exercise of the 900,000 warrants granted to AOL are being registered hereunder. AOL has agreed not to sell or otherwise dispose of the shares issuable upon exercise of such warrants until the second anniversary of the original issue date of the warrants, or, if earlier, the termination of the AOL Agreement, the consummation of a Change in Control (as defined in the AOL Agreement) of SportsLine or the liquidation, dissolution, reorganization or bankruptcy of SportsLine.
(5)      Includes shares subject to warrants that are not yet exercisable.
(6) Reflects shares issued by us in connection with our acquisition of International Golf Outlet, Inc.
(7)      Mr. Walsh is a director of SportsLine.

         Of the shares being offered by the selling stockholders pursuant to this prospectus:

- 900,000 shares are issuable upon the exercise of warrants we granted to America Online, Inc., of which 450,000 shares are subject to warrants that are not currently exercisable;

- 885,927 shares were issued, or are issuable upon the exercise of warrants, to various athletes, consultants, advisors and other content providers, of which 381,320 shares are subject to warrants which are not currently exercisable; and

- the remainder of the shares were issued in connection with our acquisition of GolfWeb on January 29, 1998 and our acquisition of International Golf Outlet, Inc. of June 29, 1998.

         We cannot assure you that the selling stockholders will sell all or any of the common stock offered by this prospectus. We have agreed with certain of the selling stockholders to use our best efforts to maintain the effectiveness of the registration statement of which this prospectus is a part until the earlier of:

- the date on which all shares of common stock held by such selling stockholders have been sold, transferred or otherwise disposed of by such selling stockholders;

- the date on which no such selling stockholder holds shares of common stock representing more than 1% of our outstanding common stock; and

-        January 29, 2000.

         We intend to de-register any of the shares of common stock not sold by the selling stockholders prior to the dates listed above. We anticipate that at that time any unsold shares of common stock may be freely tradable under Rule 144 of the Securities Act. No sales may be made pursuant to this prospectus after that date unless we amend or supplement this prospectus to indicate that we have agreed to extend the period of effectiveness.

      We have agreed with AOL to maintain an effective registration statement with respect to the shares of common stock underlying the warrants granted to AOL until the earlier of:

- one year following the earliest of the date on which all of such warrants have been exercised or have expired, or

- the date on which AOL no longer holds any shares of common stock issuable upon exercise of such warrants.


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                              PLAN OF DISTRIBUTION

         We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. However, we could receive up to approximately $36.8 million upon exercise of all of the warrants (of which their is no assurance). The common stock may be sold from time to time to purchasers:

-        directly by the selling stockholders, or

- through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the common stock.

         The selling stockholders and any such broker-dealers or agents who participate in the distribution of the common stock may be deemed to be "underwriters." As a result, any profits on the sale of the common stock by selling stockholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling stockholders were deemed to be underwriters, the selling stockholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

         If shares of the common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent's commissions.

         The common stock may be sold in one or more transactions at:

-        fixed prices,

-        prevailing market prices at the time of sale,

-        varying prices determined at the time of sale, or

-        negotiated prices.

         These sales may be effected in transactions:

-        on the Nasdaq National Market,

-        in the over-the-counter market,

- in transactions otherwise than on such exchanges or services or in the over-the-counter market, or

-        through the writing of options.

         These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

         In connection with sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the common stock in the course of hedging their positions. The selling stockholders may also sell shares of the common stock short and deliver common stock to close out short positions, or loan or pledge common stock to broker-dealers that in turn may sell the common stock.

         The selling stockholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of the common stock by the selling stockholders and any other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the


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

common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

      We have agreed to bear certain expenses in connection with the registration of the common stock being offered by the selling stockholders. In addition, we have agreed to indemnify certain of the selling stockholders against certain liabilities, including liabilities arising under the Securities Act, or to contribute to payments they may be required to make in respect thereof.

                                 LEGAL MATTERS

         Greenberg Traurig, P.A., Miami, Florida has provided us with an opinion as to legal matters in connection with the common stock offered by this prospectus.

                                    EXPERTS

         The consolidated balance sheets of SportsLine USA, Inc. as of December 31, 1997 and 1998, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent certified public accountants, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said report.


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                      WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any documents we file at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC's Website at "http://www.sec.gov."

         The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we later file with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act until this offering is completed:

         1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998,

         2. Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999,

         3. Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999,

         4.       Our Current Report on Form 8-K filed on February 25, 1999,

         5.       Our Current Reports on Form 8-K filed on March 19, 1999,

         6. Our Proxy Statement for our 1999 Annual Meeting filed on May 17, 1999, and

         7. The description of our common stock contained in the Registration Statement on Form 8-A filed on November 7, 1997, under Section 12(g) of the Exchange Act.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

         SportsLine USA, Inc.
         6340 N.W. 5th Way
         Fort Lauderdale, Florida  33309
         Attention:  Investor Relations
         (954) 351-2120

         You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The selling stockholders may not make an offer of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.


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